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                                                                    Exhibit 17.1

October 20, 2004

Steve Campbell
Chairman of the Board
Packeteer, Inc.
10201 N. De Anza Boulevard
Cupertino, California 95014

Dear Steve,

I regret to inform you that due to my duties and responsibilities with my current employer, I must resign from Packeteer's Board of Directors and Audit Committee effective October 21, 2004. My resignation was not as a result of any disagreement with Packeteer, Inc., its management, Board of Directors or the Audit Committee of the Board of Directors.

It has been a pleasure serving on Packeteer's Board of Directors.

Sincerely,

/s/ Hamid Ahmadi
Dr. Hamid Ahmadi